Exhibit 99.1

MDJM LTD Confirms Its Securities Are Quoted on the OTCQB Venture Market

LETHAM, Scotland, June 22, 2026 /PRNewswire/ -- MDJM Ltd. (OTCQB: UOKAF) (the “Company”), an integrated global culture-driven asset management company, today confirmed that its Class A ordinary shares, par value US$0.875 per share, are currently quoted on the OTCQB Venture Market under the ticker symbol “UOKAF.”

The Company is issuing this announcement to clarify its current OTC market tier classification. Investors are encouraged to refer to the Company’s profile on the official OTC Markets website and the Company’s public filings for current information regarding the Company’s trading market and disclosure status.

The Company remains committed to maintaining transparent public disclosure and providing current information to its shareholders and the investment community.

About MDJM LTD

MDJM LTD is a global culture-driven asset management company focused on transforming historical properties into cultural hubs that integrate modern digital technology with rich historical value. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. Fernie Castle is undergoing comprehensive architectural and landscape renovation planning in design collaboration with renowned architectural firm Kengo Kuma and Associates. As part of its broader strategy, MDJM seeks to position itself as a hub for artisan exchanges, art shows, and sales, leveraging its historical properties as platforms for promoting Eastern and Western cultural exchanges. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com